FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report Filed with the Israeli Securities Authority on May 9, 2012 regarding the completion of the Starling Merger Transaction

Further to the announcement by Elron Electronic Industries Ltd. (TASE: ELRN) (the “Company”) on April 2, 2012 regarding the fulfillment of the conditions precedent for the merger between Starling Advanced Communications Ltd. (“Starling”) and a fully-owned subsidiary (the “Subsidiary”) of the Company and RDC – Rafael Development Corporation Ltd. (‘RDC”), a subsidiary of the Company, other than the receipt of a merger certificate from the Israeli Registrar of Companies, certifying that the merger was executed under Section 323 of the Israeli Companies Law, 5759-1999, the Company is hereby updating that on May 9, 2012 the merger certificate from the Israeli Registrar of Companies was received at Starling's offices, and thereby, all conditions precedent for the merger between Starling and the Subsidiary have been fulfilled, and accordingly the closing date of the transaction will take place on May 10, 2012.

With the completion of the merger of Starling with the Subsidiary and subject to the delisting of Starling's shares from trading on the Tel Aviv Stock Exchange ("TASE"), Starling will become a private company fully owned by the Company and RDC. Starling's shares will be delisted from trading on the TASE upon the date that will be published by the TASE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 9, 2012